[redacted]

13012964

SEC
Mail Processing
Section

FEB 21 2013

Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 40844

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING *01/01/2012* (MM/DD/YY) AND ENDING *12/31/2012* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Alliance Affiliated Equities Corporation*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7227 Metcalf Avenue, Suite 201
(No. and Street)

Overland Park	*KS*	*66204*
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David P. Dyer *(913) 428-8278*
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gottlieb, Flekier & Co., P.A.
(Name – *if individual, state last, first, middle name*)

12721 Metcalf Avenue, Suite 201	*Overland Park*	*KS*	*66213*
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, *David P. Dyer*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of *Alliance Affiliated Equities Corporation*, as of *December 31st*, 20*12*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN C. SCHMITT
Notary Public, State of Kansas
My Appointment Expires
3/8/2016

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

FEB 21 2013

Washington DC
401

Alliance Affiliated Equities Corporation

Financial Statements and Independent Auditors' Report

For the Year Ended December 31, 2012

Gottlieb, Flekier & Co., P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Alliance Affiliated Equities Corporation

Financial Statements and Independent Auditors' Report

For the Year Ended December 31, 2012

CONTENTS

Annual Audited Report Form X-17A-5, Part III 1-2

Independent Auditors' Report 3-4

Financial Statements:

- Statement of Financial Condition 5
- Statement of Operations 6
- Statement of Changes in Stockholder's Equity 7
- Statement of Cash Flows 8
- Notes to Financial Statements 9-12

Supplemental Schedules:

- Schedule I - Computation of Net Capital Under Rule 15c3-1 13
- Schedule II - Computation of Reserve Requirements under Rule 15c3-3 14
- Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 15
- Schedule IV - Schedule of Segregation Requirements and Funds in Segregation For Customers' Regulated Commodity Futures and Options Accounts 16

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption for SEC Rule 15c3-3 17-18

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation 19-20

Gottlieb, Flekier & Co., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
Jerrold L. Gottlieb • Steven M. Flekier • Danielle L. Bordman

Independent Auditors' Report

To the Board of Directors
Alliance Affiliated Equities Corporation
Overland Park, KS

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Alliance Affiliated Equities Corporation (a corporation) (the Company) as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

12721 METCALF AVE., SUITE 201 • OVERLAND PARK, KANSAS 66213-2619
TEL 913-491-6655 • FAX 913-491-0429

Auditor's Responsibility (Continued)

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliance Affiliated Equities Corporation as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Gottlieb Flekier & Co., P.A.

Gottlieb, Flekier & Co., P.A.
Overland Park, KS
February 14, 2013

Alliance Affiliated Equities Corporation
Statement of Financial Condition
December 31, 2012

Assets

Assets:		
Cash and cash equivalents	$	77,379
Accounts receivable		963,082
Carried interest in limited partnership		116,900
Prepaid FINRA fees		19,490
Prepaid income taxes		3,680
Note receivable		28,299
Total Assets	$	1,208,830

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	68,980
Accounts payable and accrued expenses		51,276
Deferred tax liability - short-term		99,062
Deferred tax liability - long-term		112,055
Total Liabilities		331,373
Stockholder's Equity:		
Class A common stock, $.01 par value, 7,500,000 shares authorized, 750,000 shares issued and outstanding		7,500
Additional paid-in capital		11,500
Retained earnings		858,457
Total Stockholder's Equity		877,457
Total Liabilites and Stockholder's Equity	$	1,208,830

Alliance Affiliated Equities Corporation
Statement of Operations
For the Year Ended December 31, 2012

Revenue:	
Security commission income	$ 2,545,199
Managing broker dealer revenue	66,910
Other income	12,385
Total Revenue	2,624,494
Expenses:	
Officer salaries and payroll taxes	38,096
Service fees	1,580,600
Regulatory agencies registration fees	23,015
Commission	330,437
Legal	27,905
Other	57,906
Total Expenses	2,057,959
Net Income Before Taxes	566,535
Income tax expense	123,495
Net Income	$ 443,040

Alliance Affiliated Equities Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2012

	Class A Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2011	$ 7,500	$ 11,500	$ 415,417	$ 434,417
Net income	-	-	443,040	443,040
Balances, December 31, 2012	$ 7,500	$ 11,500	$ 858,457	$ 877,457

Alliance Affiliated Equities Corporation
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash Flows from Operating Activities:	
Net income	$ 443,040
Adjustments to reconcile net income to net cash provided by operating activities:	
Carried interest in limited partnership received in lieu of cash commissions	(116,900)
Deferred income tax benefit	123,455
Changes in:	
Accounts receivable	(402,560)
Prepaid FINRA fees	(823)
Prepaid income taxes	1,701
Commissions payable	(50,501)
Accounts payable and accrued expenses	38,101
Cash Provided by Operating Activities	35,513
Cash Flows from Investing Activities:	
Issuance of notes receivable	(96,891)
Payments on notes receivable	75,922
Cash Used in Investing Activities	(20,969)
Net change in cash	14,544
Cash and cash equivalents, beginning of period	62,835
Cash and cash equivalents, end of period	$ 77,379
Supplemental Disclosures:	
Cash paid for taxes	$ 610

Note A – Nature of Operations

Alliance Affiliated Equities Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Texas corporation wholly owned by Mr. David Dyer, an individual, and is headquartered in Overland Park, Kansas.

The Company's primary activity is to identify and obtain investors for its private placement sponsors. These activities result in commission income to the Company from its sponsors. The Company also acts as a managing broker-dealer in selected offerings.

Note B – Summary of Accounting Policies

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Revenue Recognition

Fees from commissions and the related costs are recognized in the period in which the commissions are earned.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Income Tax topic of *FASB Accounting Codification* provides guidance on how to measure and account for various tax positions. If applicable, the Company will recognize interest and penalties related to any underpayment of income taxes in the year incurred. The Company is not at the present time under examination by any taxing authority. Effectively, all years for federal and state income examination are closed for any year ended prior to December 31, 2009.

Cash and Cash Equivalents

The Company considers all highly liquid investments, including certificates of deposit and money market funds, to be cash equivalents.

Accounts Receivable

Accounts receivable consists primarily of commissions receivable from the Company's product sponsors.

Note B – Summary of Accounting Policies (Continued)

Accounts Receivable - Continued

The Company uses the allowance for doubtful accounts method of valuing doubtful accounts receivable, which is based on historical experience coupled with a review of the current status of existing receivables.

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Carried Interest in Limited Partnership

During 2012, the Company was awarded a 1.67% carried interest in one of its offerings from the offering sponsor in lieu of cash commissions. The interest is carried at cost in accordance with the Investments topic of FASB Accounting Codification for non-controlled entities. No distributions were received during 2012 related to this carried interest.

Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Subsequent Events

Management has evaluated subsequent events through February 14, 2013, the date on which the financial statements were available to be issued.

Note C – Income Taxes

Income tax expense approximates the amounts computed by applying the blended income tax rate of 22.25% to pretax income.

Deferred tax liabilities are attributable to accounts receivable and state deferred tax assets which are included on the tax return in the year the cash transaction occurs, as well as its carried interest received in lieu of cash commissions. Deferred tax assets are attributable to the Company's accrued expenses, accounts and commission payable, and state deferred tax liabilities which are included on the tax return in the year the cash transaction occurs.

Deferred tax assets are recognized for net operating loss carryforwards. The Company has net operating loss carryforwards of approximately $3,700 at December 31, 2012. This loss carryforward will expire in 2032.

Note C – Income Taxes (Continued)

The following details the tax expense for the year ended December 31, 2012.

	Current	Deferred	Total
U.S. Federal	$ 40	$ 82,149	$ 82,189
State and local	-	41,306	41,306
	$ 40	$ 123,455	$ 123,495

The net deferred income tax assets and liabilities in the balance sheet as of December 31, 2012 consist of the following:

Deferred tax assets	$ 30,010
Deferred tax liabilities	241,127
Net Deferred Tax Liability	$ 211,117

Note D – Notes Receivable

Notes receivable consists of draws against commissions and expense advances to a registered representative of the Company. All notes were amended as of April 2011 to not include interest unless and until the representative is terminated. These notes are payable in full within twelve months from the termination date of the representative. Commissions earned by this representative offset the draws on the notes receivable as they are earned.

Note E - Related Party Transactions

The Company obtains management services and occupancy facilities under the terms of a service agreement with an entity owned by the Company's sole stockholder. For the period ended December 31, 2012, service fees of $1,580,600 were paid to this related entity.

During 2012, the Company earned $588,000 in security commission revenue from two investment sponsors managed by the wife of the sole owner of the Company, Jo Ellen Dyer. At December 31, 2012, $538,500 was included in accounts receivable from these two entities.

Note F – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2012 the Company had allowable net capital of $25,777, which was in excess of its required net capital of $8,017. The Company's indebtedness to net capital ratio at December 31, 2012 was 467%.

Note G – Required Information Omitted

The Company has no liabilities subordinated to claims of general creditors as of December 31, 2012; therefore, the statement of changes in liabilities subordinated to claims of general creditors has been omitted.

The Company does not maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" and it has not held "physical possession or control" of any securities for customers since operations commenced. Information relating to the possession or control requirements in Rule 15c3-1 is also omitted.

Note H – Other Expenses

Other expenses include approximately $39,000 of medical employee benefits expense and approximately $18,000 of accounting expense as well as other miscellaneous expenses.

Note I – Concentration of Credit Risk

The Company maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation. At December 31, 2012, the Company does not have cash and deposits exceeding the insured limits.

Financial instruments that potentially subject the Company to credit risk consist principally of accounts receivable.

One investment sponsor accounted for approximately 27% of the Company's revenue for the year ended December 31, 2012.

Note J – Legal Proceedings

The Company is a defendant in a lawsuit arising in the normal course of business. In the opinion of management, with the advice of its legal counsel, the amount of potential liability cannot be estimated.

Alliance Affiliated Equities Corporation
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2012

Net Capital

Total Stockholder's Equity	$ 877,457
Less Non-allowed Assets:	
Prepaid FINRA fees	19,490
Prepaid income taxes	3,680
Carried interest in limited partnership	116,900
Accounts receivable	894,102
Notes receivable	28,299
Total Non-allowed Assets	1,062,471
Add: Deferred tax liability	211,117
Less: Haircuts on securities	326
Net capital	$ 25,777
Minimum net capital required	$ 8,017
Total aggregate indebtedness	$ 120,256
Percentage of aggregate indebtedness to net capital	467%

Reconciliation with Company's Computation

Net capital per Company's fourth quarter FOCUS report	$ 25,777
Net capital reported above	$ 25,777

Alliance Affiliated Equities Corporation
Schedule II
Computation of Reserve Requirements under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2012

An exemption is claimed from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(i) as the Company does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Alliance Affiliated Equities Corporation
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2012.

Alliance Affiliated Equities Corporation
Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customer's
Regulated Commodity Futures and Options Accounts
December 31, 2012

The Company is exempt under Rule 15c3-3(k)(2)(i).

Gottlieb, Flekier & Co., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
Jerrold L. Gottlieb • Steven M. Flekier • Danielle L. Bordman

Report on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors
Alliance Affiliated Equities Corporation
Overland Park, KS

In planning and performing our audit of the financial statements and supplemental schedules of Alliance Affiliated Equities Corporation (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

12721 METCALF AVE., SUITE 201 • OVERLAND PARK, KANSAS 66213-2619
TEL 913-491-6655 • FAX 913-491-0429

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gottlieb Flekier & Co., P.A.

Gottlieb, Flekier & Co., P.A.
Overland Park, KS
February 14, 2013

Gottlieb, Flekier & Co., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
Jerrold L. Gottlieb • Steven M. Flekier • Danielle L. Bordman

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Alliance Affiliated Equities Corporation
7227 Metcalf Avenue, Suite 201
Overland Park, KS 66204

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Alliance Affiliated Equities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Alliance Affiliated Equities Corporation's compliance with the application instructions of the General Assessment Reconciliation (Form SIPC-7). Alliance Affiliated Equities Corporation's management is responsible for Alliance Affiliated Equities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (general ledger) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (trial balance and general ledger) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance and general ledger) supporting the adjustments noting no differences.

12721 METCALF AVE., SUITE 201 • OVERLAND PARK, KANSAS 66213-2619
TEL 913-491-6655 • FAX 913-491-0429

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed the additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Gottlieb Flekier & Co., P.A.

Gottlieb, Flekier & Co., P.A.
Overland Park, KS
February 14, 2013